Exhibit 99.1

KIDOZ Inc.

Pacific Centre,

Suite 1500, 701 West Georgia Street

Vancouver BC V7Y 1C6

Canada

Ph: +1 888-374-2163

Fax: +1 604-694-0301

Kidoz Inc. Revenue Growth and Profit Increase Continues in Q1 2025 with Revenue of USD $2,738,303 (CAD $3,931,327)

Vancouver, B.C. Canada, May 28, 2025 – Kidoz Inc. (TSXV:KDOZ) (the “Company”), mobile AdTech developer and owner of the market-leading Kidoz Contextual Ad Network (www.kidoz.net), the Kidoz Publisher SDK and the Kidoz Privacy Shield, announced today its unaudited condensed interim financial results for the quarter ended March 31, 2025. All amounts are presented in United States dollars and are in accordance with United States Generally Accepted Accounting Principles.

Financial highlights Q1 2025 include:

●	Total Revenue of $2,738,303 an increase of 54% compared to Q1 2024 Total Revenue of $1,793,071.
●	Operating expenses of $1,541,689, a decrease of 7% from $1,651,881 in Q1 2024.
●	Net income after tax of $60,142, an improvement compared to a net loss after tax ($719,583), in Q1 2024.
●	Positive Adjusted EBITDA of $78,437 compared to negative Adjusted EBITDA of ($543,289) in Q1 2024.
●	Cash of $3,266,294 and working capital of $4,363,231 as at March 31, 2024, compared to cash of $2,780,517 and working capital of $4,219,588 as at December 31, 2024.
●	Positive Free Cash Flow in Q1 2024 of $491,495 compared to negative Free Cash Flow of ($599,096) in the prior year.

For full details of the Company’s operations and financial results, please refer to the Securities and Exchange Commission website at www.sec.gov or the Kidoz Inc. corporate website at https://investor.kidoz.net or the www.sedarplus.com website.

“The Kidoz privacy-first digital advertising platform experienced unprecedented demand from our brand partners in the first quarter of 2025, sending revenue to record first quarter highs. This incredible performance enabled our second consecutive quarterly profit and positions the Company perfectly to secure a record full year of operations,” said Jason Williams, Kidoz CEO. “Kidoz is stronger than ever and we are thrilled with our results as we continue to deliver on our mission of safe digital advertising at scale across the globe.”

“Digital advertising is undergoing a seismic shift as AI transforms the way that users navigate and engage with digital content. User consent to data tracking and profiling is at an all-time low which strengthens the Kidoz position as a fully private and contextual means to reaching target customers. Furthermore, as Kidoz operates its technology in app-based gaming environments, not on the open web, the Company has been unaffected by the decrease in web clicks as a result of AI based online activity. In fact, in-app gaming is an entertainment and media category that is at an all-time high in terms of usage and attention from media strategists and planners.”

“Kidoz, a market leader for private in-app gaming media, believes that our full 2025 results will be a record for the Company. However, we are presently seeing some short-term weakness in the advertising sector as brands look for clarity to the US tariffs situation.”

CAUTION REGARDING NON-GAAP FINANCIAL MEASURES

This press release refers to “Adjusted EBITDA” which is a non-GAAP financial measure that does not have a standardized meaning prescribed by GAAP. Adjusted EBITDA is not presented in accordance with, or as an alternative to, GAAP financial measures and may be different from non-GAAP measures used by other companies. These non-GAAP measures should not be considered a substitute for, or superior to, financial measures calculated in accordance with generally accepted accounting principles in the United States of America (“GAAP”). We encourage investors to review the GAAP financial measures included in the last Quarterly Form 6-K, including our unaudited consolidated financial statements, to aid in their analysis and understanding of our performance and in making comparisons.

We use Adjusted EBITDA internally to evaluate our performance and make financial and operational decisions that are presented in a manner that adjusts from their equivalent GAAP measures or that supplement the information provided by our GAAP measures. Adjusted EBITDA is defined by us as EBITDA (net income (loss) plus depreciation expense, amortization expense, interest, stock-based compensation and impairment of goodwill), further adjusted to exclude certain non-cash expenses and other adjustments. We use Adjusted EBITDA because we believe it more clearly highlights business trends that may not otherwise be apparent when relying solely on GAAP financial measures, since Adjusted EBITDA eliminates from our results specific financial items that have less bearing on our core operating performance.

Our Adjusted EBITDA is reconciled as follows:

	Three Months ended March 31, 2025	Three Months ended March 31, 2024

Income (Loss) after tax	$60,142	$(719,583)
Less :
Depreciation and amortization	45,360	108,052
Stock-based compensation	43,868	68,248
Interest and other income	(474)	(6)
Income tax (recovery) expense	(70,459)	-
Adjusted EBITDA	$78,437	$(543,289)

For full details of the Company’s operations and financial results, please refer to the Securities and Exchange Commission website at www.sec.gov or the Kidoz Inc. corporate website at https://investor.kidoz.net or on the https://www.sedarplus.com website.

About Kidoz Inc.

Kidoz Inc. (TSXV:KDOZ) (www.kidoz.net) (previously TSXV:KIDZ) is a global AdTech software company and the developer of the Kidoz Safe Ad Network, delivering privacy-first, high-performance mobile advertising for children, teens, and families, whose mission is to keep children safe in the complex digital advertising ecosystem. Through its proprietary Kidoz SDK, Privacy Shield, and advanced contextual targeting tools, Kidoz enables safe, compliant ad experiences that adhere to COPPA, GDPR-K, and global standards, without using location or personally identifiable information data tracking commonly used in digital advertising.

The Kidoz platform helps app developers monetize their apps with safe and relevant ads, while uniting brands and families in a compliant mobile ecosystem. Google-certified and Apple-approved, the Kidoz network reaches hundreds of millions of users monthly, and is trusted by leading brands including Mattel, LEGO, Disney, and Kraft. Kidoz offers both managed and programmatic media solutions, including SSP, DSP, and Ad Exchange capabilities and provides a platform for mobile app publishers to monetize their active users through display, rich media, and video ads. Trusted by top brands and developers, Kidoz runs campaigns in over 60 countries and generates the majority of its revenue from AdTech advertising.

The Company also operates Prado, its wholly owned over-13 division. For brands, Prado enables scaled access with high quality inventory and audience engagement across teens, families, and general audiences.

The Private Securities Litigation Reform Act of 1995 provides a “safe harbor” for forward-looking statements. Certain information included in this press release (as well as information included in oral statements or other written statements made or to be made by the company) contains statements that are forward-looking, such as statements relating to anticipated future success of the company. Such forward-looking information involves important risks and uncertainties that could significantly affect anticipated results in the future and, accordingly, such results may differ materially from those expressed in any forward-looking statements made by or on behalf of the company. For a description of additional risks and uncertainties, please refer to the company’s filings with the Securities and Exchange Commission. Specifically, readers should read the Company’s Annual Report on Form 20-F, filed with the SEC and the Annual Financial Statements and Management Discussion & Analysis filed on SEDAR on April 24, 2025, and the prospectus filed under Rule 424(b) of the Securities Act on March 9, 2005 and the SB2 filed July 17, 2007, and the TSX Venture Exchange Listing Application for Common Shares filed on June 29, 2015 on SEDAR, for a more thorough discussion of the Company’s financial position and results of operations, together with a detailed discussion of the risk factors involved in an investment in Kidoz Inc.

For more information contact:

Henry Bromley

CFO

ir@kidoz.net

(888) 374-2163

Neither the TSX Venture Exchange nor its Regulation Services Provider accepts responsibility for the adequacy or accuracy of this release.